SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 9)*

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

42365Q103
(CUSIP Number)

Jonathan Brolin

Edenbrook Capital, LLC

116 Radio Circle

Mount Kisco, NY 10549

(914) 239-3117

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42365Q103	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,089,289
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,089,289
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,089,289
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.83%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 42365Q103	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,089,289
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,089,289
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,089,289
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.83%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 42365Q103	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 9 (“Amendment No. 9”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 18, 2020, as subsequently amended on Schedule 13D (as amended thereby and hereby, the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.0001 (the “Class A Common Stock”) of Hemisphere Media Group, Inc. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 9 have the meanings set forth in the Schedule 13D. This Amendment No. 9 amends Items 4, 5(a) and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 12, 2022, Edenbrook sent the letter (the “September 12 Letter”) to Peter Kern, the Chairman of the Board, in the press release attached as Exhibit F, which is incorporated herein by reference.

Edenbrook has taken all necessary steps to perfect its appraisal rights under Delaware law with respect to the Take Private.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 3,089,289 shares of Class A Common Stock, constituting 14.83% of the shares of Class A Common Stock, based upon 20,827,861 shares of Class A Common Stock outstanding as of August 5, 2022, based on the information set forth in the Current Report on Form 8-K filed by the Issuer on September 8, 2022.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit F	September 12 Letter.

CUSIP No. 42365Q103	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 12, 2022

EDENBROOK CAPITAL, LLC

By:	/s/ Jonathan Brolin
Name:	Jonathan Brolin
Title:	Managing Member

By:	/s/ Jonathan Brolin
JONATHAN BROLIN